UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Feihe International, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

31429Y103

(CUSIP Number)

Marco Chung Morgan Stanley Level 46, International Commerce Centre 1 Austin Road West, Kowloon Hong Kong +(852) 2848-5200

With a copy to:

Michael Gisser

Peter X. Huang

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1, Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

+(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	31429Y103

1.	NAME OF REPORTING PERSON: Morgan Stanley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 87,972
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 87,972
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,972
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.44% (2)
14.	TYPE OF REPORTING PERSON HC, CO

(1) Morgan Stanley may be deemed to be part of a “group” (as discussed in Item 5 of this Schedule 13D) with Mr. You-Bin Leng who beneficially owns 8,981,358 shares of Common Stock (as reported by Mr. You-Bin Leng as of October 5, 2012 in Amendment No. 2 to his Schedule 13D, filed October 5, 2012). As discussed in Item 5 of this Schedule 13D, Morgan Stanley expressly disclaims beneficial ownership of any shares of Common Stock owned by Mr. You-Bin Leng.

(2) Percentage calculated based on 19,784,291 shares of Common Stock outstanding as of August 1, 2012 (as provided by the Company).

2

INTRODUCTORY NOTE

This Schedule 13D is filed by Morgan Stanley (“MS”). This Schedule 13D represents the initial statement on Schedule 13D filed by MS with respect to Feihe International, Inc. (the “Company”) with the United States Securities and Exchange Commission (the “SEC”).

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of the Company. The address of the principal executive office of the Company is Star City International Building, 10 Jiuxianqiao Road, C-16th Floor, Chaoyang District, Beijing 100016, the People’s Repulic of China.

Item 2.	Identity and Background

(a) – (c)	MS, a Delaware corporation, is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services. The address of MS’s principal business office is 1585 Broadway, New York, NY 10036.

(d) – (e)	During the last five years, neither MS, nor, to the knowledge of MS, any of the persons listed on Schedule A, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described in Schedule B hereto.

(f)	The name, business address, present principal occupation or employment and citizenship of each director and executive officer of MS are set forth in Schedule A attached hereto and incorporated herein by reference.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

It is anticipated that, at the price per share of Common Stock set forth in the Proposal (as described in Item 4 below), approximately US$80 million will be expended in acquiring 10,814,933 outstanding shares of Common Stock owned by stockholders of the Company other than Mr. You-Bin Leng (“Mr. Leng”), the Chief Executive Officer and Chairman of the Board of Directors of the Company (“Publicly Held Shares”).

It is anticipated that the funding for the acquisition of the Publicly Held Shares will be provided by a combination of debt and equity financing. The equity financing will be provided by MSPEA IMF Holding Limited (“MSPEA”), an investment holding company indirectly controlled by MS, in the form of cash. The source of funds to be contributed by MSPEA for such equity financing will come from certain funds managed or advised by affiliates of MS. On October 3, 2012, MSPEA received a letter from Wing Lung Bank Limited indicating that it is highly confident of its ability to provide debt financing in the form of a loan facility in an amount of US$50 million that would be required for the proposed acquisition of the Publicly Held Shares.

In addition to the Publicly Held Shares, MS may be deemed to have indirect beneficial of the 87,972 Additional Shares (as defined in Item 5). The MS Reporting Units (as defined in the footnote to Item 5) obtained the purchase price for such Additional Shares through internally generated and client-sourced funds.

ITEM 4.	PURPOSE OF TRANSACTION

On October 3, 2012, Mr. Leng and MSPEA entered into a consortium agreement (the “Consortium Agreement”). Under the Consortium Agreement, Mr. Leng and MSPEA agreed, among other things, (i) to jointly deliver a non-binding proposal (the “Proposal”) to the Company’s board of directors for the acquisition of the Publicly Held Shares, (ii) to deal exclusively with each other with respect to the transaction contemplated under the Proposal for a maximum of 6 months after the date thereof, (iii) to conduct a joint assessment of the Company as promptly as reasonably practicable, and (iv) to use their reasonable best efforts to work together to structure, negotiate and do all things necessary or desirable, subject to the Company’s approval, to enter into the definitive agreements in respect of the transactions contemplated under the Proposal.

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On October 3, 2012, Mr. Leng and MSPEA, on behalf of themselves, submitted the Proposal to the Company’s board of directors. In the Proposal, Mr. Leng and MSPEA proposed to acquire, through an acquisition vehicle to be established by Mr. Leng and MSPEA, all of the Publicly Held Shares for US$7.40 per share. Mr. Leng and MSPEA also stated in the Proposal that they are interested only in acquiring the Publicly Held Shares, and that Mr. Leng does not intend to sell his stakes in the Company. Mr. Leng and MSPEA intend to finance the transactions contemplated under the Proposal through a combination of debt and equity financing. For a brief description of the financing plan, please refer to Item 3.

Any definitive agreement entered into in connection with the transactions contemplated under the Proposal is likely to be subject to customary closing conditions, including approval by the Company’s stockholders of the terms of such transactions, accuracy of the representations and warranties given by the parties to the merger agreement, compliance by each party to such agreement with its covenants thereunder, the absence of a material adverse effect.

If the transactions contemplated under the Proposal are completed, the Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the New York Stock Exchange.

References to the Consortium Agreement and the Proposal in this Schedule 13D are qualified in their entirety by reference to the Consortium Agreement and the Proposal are attached hereto as Exhibits 7.01 and 7.02 and incorporated herein by reference in their entirety.

The MS Reporting Units (as defined in the footnote to Item 5) acquired the Additional Shares in the ordinary course of business.

Except as indicated above, MS has no plans or proposals that relate to or would result in any other action specified in Item 4 on this Schedule 13D.

Item 5.	Interest in Securities of the Issuer1

(a) – (b)	The following disclosure assumes that there are 19,784,291 shares of Common Stock outstanding as of August 1, 2012, as set forth in the Company’s Form 10-Q, dated August 9, 2012.

The responses of MS to Rows (7) through (11) of the cover page of this Schedule 13D are incorporated herein by reference. In addition, pursuant to Section 13(d)(3) of the Act, MS and Mr. Leng may, on the basis of the facts described elsewhere herein, be considered to be a “group”. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by MS that it is the beneficial owner of any of the 8,981,358 shares of Common Stock beneficially owned by Mr. Leng for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

MS may be deemed to beneficially own an additional 87,972 shares of Common Stock (the “Additional Shares”) held by the MS Reporting Units, which, based on calculations in accordance with Rule 13d-3 promulgated under the Exchange Act, constitute approximately an additional 0.44% of the outstanding shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by MS that it is the beneficial owner of any of such Additional Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)	Except as set forth in Item 3 above and as set forth in Schedule C incorporated herein by reference, neither MS, nor to its knowledge, any of the directors and officers listed on Schedule A hereto has effected any transactions in the Common Stock during the 60 days preceding the filing of this Schedule 13D.

(d)	Except for MS, the MS Reporting Units and clients of the MS Reporting Units who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, no other person is known by MS to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock of the Company beneficially owned by MS.

(e)	Not applicable.

1 In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “MS Reporting Units”) of MS and its subsidiaries and affiliates (collectively, “MS Group”). This filing does not reflect securities, if any, beneficially owned by any affiliates or operating units of MS Group whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.

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ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The descriptions of the principal terms of the Proposal and the Consortium Agreement under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of MS, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between MS and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01:	Consortium Agreement by and between Mr. Leng and MSPEA, dated as of October 3, 2012 (incorporated by reference to Exhibit 7.01 to the Amendment No. 2 to Schedule 13D filed by Mr. Leng with the SEC on October 5, 2012).

Exhibit 7.02:	Proposal Letter from Mr. Leng and MSPEA to the Company’s board of directors, dated as of October 3, 2012 (incorporated by reference to Exhibit 7.02 to the Amendment No. 2 to Schedule 13D filed by Mr. Leng with the SEC on October 5, 2012).

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2012

Morgan Stanley

By:	/s/ Christopher O’Dell
Name: Christopher O’Dell
Title: Authorized Signatory

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY

The names of the directors and the names and titles of the executive officers of Morgan Stanley and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of Morgan Stanley at 1585 Broadway, New York, New York 10036.

Name	Title	Citizenship
*James P. Gorman	Chairman of the Board and Chief Executive Officer	Australia and United States
*Roy J. Bostock	Director	United States
*Erskine B. Bowles	Director	United States
*Howard J. Davies	Professor, SciencesPo	England
*Robert H. Herz	President, Robert H. Herz LLC	United States
*C. Robert Kidder	Director	United States
*Klaus Kleinfeld	Chairman and Chief Executive Officer of Alcoa Inc.	Germany
*Donald T. Nicolaisen	Director	United States
*Hutham S. Olayan	President, Chief Executive Officer of The Olayan Group’s U.S. operations	United States
*James W. Owens	Director	United States
*O. Griffith Sexton	Adjunct professor of finance at Columbia Business School	United States
*Ryosuke Tamakoshi	Senior Advisor to The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Japan
*Masaaki Tanaka	Senior Managing Executive Officer and Chief Executive Officer for the Americas of The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Japan
*Laura D’Andrea Tyson	S. K. and Angela Chan Professor of Global Management at the Walter A. Haas School of Business at the University of California, Berkeley	United States
Gregory J. Fleming	Executive Vice President, President of Asset Management and President of Global Wealth Management	United States
Eric F. Grossman	Executive Vice President and Chief Legal Officer	United States
Keishi Hotsuki	Chief Risk Officer	Japan
Colm Kelleher	Executive Vice President and Co-President of Institutional Securities	England and Ireland
Ruth Porat	Executive Vice President and Chief Financial Officer	United States
James A. Rosenthal	Executive Vice President and Chief Operating Officer	United States
Paul J. Taubman	Executive Vice President and Co-President of Institutional Securities	United States

* Director

SCHEDULE B

LEGAL PROCEEDINGS

Unless the context otherwise requires, the term “Morgan Stanley” means Morgan Stanley and its consolidated subsidiaries. Morgan Stanley & Co. LLC (“MS&Co.”) and Morgan Stanley Smith Barney LLC (“MSSB LLC”), referenced below, are Morgan Stanley’s primary U.S. broker-dealers.

(a)           Starting in July 2003, Morgan Stanley received subpoenas and requests for information from various regulatory and governmental agencies, including the SEC, the NYSE and various states, in connection with industry-wide investigations of broker-dealers and mutual fund complexes relating to possible late trading and market timing of mutual funds. In December 2007, Morgan Stanley settled all claims with the SEC concerning late trading and market timing of mutual funds in the retail system over the period from January 2002 to August 2003. Under the terms of the settlement, Morgan Stanley will, among other things, be censured and pay a monetary fine.

(b)           On September 30, 2009, Morgan Stanley entered into an administrative settlement agreement with the U.S. Environmental Protection Agency (“EPA”) to resolve certain violations of the U.S. environmental laws allegedly committed by Morgan Stanley during 2005. These alleged violations included: distribution of approximately 2.7 million gallons of reformulated gasoline that failed to comply with maximum benzene content limitations; failure to report volume and property information for each batch of gasoline blendstock imported and reformulated gasoline produced; failure to conduct an annual attest engagement; and failure to provide product transfer documents for each transfer of reformulated gasoline and each batch of previously certified gasoline. Without admitting or denying the EPA’s allegations, Morgan Stanley agreed to resolve these matters for a civil penalty of $405,000.

(c)           On June 24, 2010, Morgan Stanley and the Office of the Attorney General for the Commonwealth of Massachusetts (“Massachusetts OAG”) entered into an Assurance of Discontinuance (“AOD”) to resolve the Massachusetts OAG’s investigation of Morgan Stanley’s financing, purchase and securitization of certain subprime residential mortgages. The AOD provides for Morgan Stanley to make payments totaling approximately $102.7 million, and for Morgan Stanley to use its best efforts to implement certain business practices related to such activities on a prospective basis.

In addition, MS&Co. has been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Such proceedings are reported and summarized in the MS&Co. Form BD filed with the SEC, which descriptions are hereby incorporated by reference. The MSSB LLC Form BD filed with the SEC is also hereby incorporated by reference.

SCHEDULE C

TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY DURING THE PAST 60 DAYS

The following table sets forth transactions in shares of Common Stock by the MS Reporting Units. Except as noted below, all of the transactions were effected in the ordinary course of business as principal, in the open market on the New York Stock Exchange and other exchanges, or through one of Morgan Stanley’s Alternative Trading Systems.

Trade Date	Purchase (P)/ Sale (S)	Per Unit Price (in US$)	Quantity
8/13/2012	P	6.57	461
8/14/2012	P	6.57	100
8/14/2012	P	6.62	100
8/15/2012	P	6.53	800
8/15/2012	P	6.54	200
8/17/2012	P	6.45	101
8/17/2012	P	6.53	200
8/17/2012	S	6.52	200
8/20/2012	P	6.44	8
8/20/2012	P	6.52	100
8/20/2012	S	6.48	700
8/21/2012	P	6.51	100
8/21/2012	P	6.55	200
8/21/2012	S	6.51	400
8/22/2012	S	6.46	1000
8/23/2012	P	6.50	200
8/23/2012	S	6.45	1400
8/24/2012	P	6.78	200
8/24/2012	P	6.79	600
8/24/2012	S	6.72	3111
8/27/2012	P	6.93	700
8/27/2012	S	6.76	22
8/27/2012	S	6.90	3000
8/28/2012	P	6.83	100
8/28/2012	S	6.60	2300
8/29/2012	S	6.48	200
8/30/2012	P	6.11	100
8/30/2012	P	6.28	27
8/31/2012	P	6.11	100
8/31/2012	P	6.13	300
9/4/2012	P	6.16	52
9/4/2012	P	6.21	700
9/4/2012	P	6.22	400
9/5/2012	P	6.13	200
9/5/2012	P	6.17	100
9/6/2012	P	5.99	1300
9/6/2012	P	6.04	100
9/7/2012	P	5.96	1200
9/10/2012	S	5.92	608
9/11/2012	P	6.27	600
9/11/2012	P	6.28	200
9/11/2012	S	6.10	400
9/13/2012	P	6.03	100
9/14/2012	P	6.12	100
9/14/2012	S	6.13	100
9/17/2012	P	5.35	100
9/17/2012	P	5.58	100
9/17/2012	P	5.66	100
9/17/2012	P	5.68	28
9/17/2012	P	5.71	100
9/17/2012	P	5.72	200
9/17/2012	P	5.75	100

9/17/2012	P	5.94	200
9/17/2012	S	5.49	1000
9/17/2012	S	5.96	200
9/17/2012	S	5.99	100
9/18/2012	P	5.67	200
9/18/2012	P	5.75	100
9/20/2012	P	5.59	300
9/21/2012	P	5.61	400
9/21/2012	S	5.59	100
9/21/2012	S	5.60	600
9/21/2012	S	5.62	600
9/21/2012	S	5.63	85
9/21/2012	S	5.68	100
9/24/2012	P	5.59	100
9/26/2012	P	5.68	100
9/26/2012	S	5.65	100
9/27/2012	P	5.74	400
9/27/2012	P	5.75	100
9/28/2012	P	5.98	600
9/28/2012	P	6.00	1300
10/1/2012	P	5.95	209
10/3/2012	P	6.19	100
10/3/2012	P	6.55	565
10/3/2012	P	6.75	100
10/3/2012	S	6.42	100
10/4/2012	S	6.60	100
10/4/2012	S	6.64	200
10/4/2012	S	6.68	100
10/4/2012	S	6.74	100
10/5/2012	P	6.80	100
10/5/2012	P	6.82	100